United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Corporate Policy

Subject: Transactions with Related Parties.
Identification: POL-0017-G / Version: 03.	Cluster: Corporate.
Resolution: DCA – XXX/2025.	Use: Public.
Responsible: Controllership, Tax and Accounting Department.	Issued on: 06/26/2025. Revision by: 06/26/2030.

1.	General Guidelines

•	Establish the general guidelines for Transactions with Related Parties involving Vale S.A. or its Subsidiaries (together "Vale" or "Company") to always be carried out under Commutative Conditions and observing Market Conditions, in line with the legislation in force and with the best corporate governance practices, ensuring transparency and full respect for Vale's interests, with the exclusion of participation in the decision-making process of any persons with conflicting interests, under the terms of the Conflict of Interest Management Policy, POL-0048-G.

•	The Board of Directors may, prior to the approval of specific transactions or guidelines for contracting transactions, request the Executive Committee to market alternatives to the Related Party Transaction in question.

•	The proposal for the acquisition of Control of any commercial company involving a Related Party, pursuant to Article 256 of Law No. 6,404/1976, must be based on independent appraisal reports, prepared without the participation of any party involved in the transaction in question, be it a bank, lawyer, specialized consulting firm, among others, based on realistic assumptions and information endorsed by third parties.

•	Corporate restructurings involving Related Parties must ensure equitable treatment for all shareholders.

•	Any of the following are expressly prohibited: (a) loans in favor of Related Parties, except in favor of Subsidiaries, Joint Arrangement or Associates of the Vale Group, (b) Transactions with Related Parties that do not comply with the conditions set forth in this Policy, as well as interventions in order to influence the hiring of Related Parties in violation of this Policy, and (c) transactions that imply the remuneration of advisors, consultants or intermediaries, which generate a Conflict of Interest with the Company, the Directors, the Shareholders or classes of Shareholders.

2.	Scope

•	This Policy applies to Vale and its Subsidiaries[3], in Brazil and in other countries, always observing the Bylaws, the articles of incorporation and the applicable legislation, and must be observed by shareholders that are Vale's Related Party or Close Family Member of these shareholders, members of the Key Management Personnel or Close Family Member and employees of the Company. For the purposes of this Policy, transactions between Vale and its wholly-owned subsidiaries, as well as transactions between Vale's wholly-owned subsidiaries, are not subject to the terms set forth herein.

3.	References

•  Vale's Bylaws.

•	POL-0001-G - Code of Conduct.
•	POL-0016-G - Anti-Corruption Policy.
•	POL-0041-G - Misconduct Management Policy.
•	POL-0025-G - Sanctions and Export Controls Policy.
•	POL-0043-G - Vale Group Business and Entity Management Policy.

•  POL-0047-G - Management and Directors Policy.

•	POL-0048-G - Conflict of Interest Management Policy

4.	Definitions

The terms “Related Parties”, “Related Party Transaction”, “Close Family Members”, “Significant Influence”, “Associate”, “Joint Arrangement” and “Control” have the meanings attributed to them by the Accounting Standards applicable to Vale, so that the terms used in this Policy should be considered as merely illustrative and, in cases of discrepancies, the meanings determined in the Accounting Standards should prevail.

1 To know the classification of Subsidiaries, see POL-0043-G - Vale Group Business and Entity Management Policy.

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•	Directors: These are the members of the Board of Directors, the Advisory Committees to the Board of Directors and the Executive Committee of Vale.
•	Information Base: It is the document that consolidates the information of the Questionnaires presented by the Key Management Personnel and the Questionnaires and Lists presented by the shareholders that are classified as Related Parties of Vale.

•	Associate: It is the entity over which the investor has Significant Influence.

•	Control: An investor controls the investee when he is exposed to, or has rights to, variable returns arising from his involvement with the investee and has the ability to affect those returns through his power over the investee. The investor has power over the investee when it has existing rights that give it the current ability to direct the relevant activities, i.e., the activities that significantly affect the investee's returns. For the purposes of this Policy, direct or indirect control, as well as all variations of this expression, such as "Controller", "Controlled" and the respective verbs, will be considered to refer to the definition of "Control" herein.
•	Commutative Conditions: Equivalence of reciprocal commitments or obligations, without favoring any of the parties to a business, conditions characteristic of operations between entities independent of each other.

•	Market Conditions: These are the Conditions for which the following principles were observed during the negotiation of the respective operation: (i) competitiveness (prices, rates, terms and conditions compatible with those practiced in the market, if applicable and possible); (ii) adequacy and compliance (relevance of the terms of the respective contract to the Company's needs, as well as adequate security and information control); and (iii) transparency (adequate disclosure of the conditions and their application).

•	Significant Influence: It is the power to participate in decisions about the financial and operational policies of an investee, but without individual or joint control of these policies. The existence of Significant Influence may be evidenced by means of equity interest, statutory provisions or Shareholders' Agreement, or even representation on the board of directors or on the board of directors of the investee, participation in policy preparation processes, including decisions on dividends and other distributions, material transactions between the investor and the investee, exchange of directors or managers, and provision of essential technical information. Any investor who holds, directly or indirectly, an interest equal to or greater than 20% (twenty percent) of the voting capital of the investee shall be presumed to have Significant Influence, unless it can be clearly demonstrated otherwise.

•	List: It is the set of information presented by each shareholder that is classified as a Related Party of Vale, according to the tables in Appendix II of this Policy. The information provided must indicate the name of the controlled legal entities, the CNPJ or equivalent, the nature of the Control and the indication of the Controller, including all legal entities that are under individual or joint Control, direct or indirect, in Brazil or abroad.

•	Close Family Members: are those family members who may be expected to influence or be influenced by a person in the business related to Vale and/or its Subsidiaries. For the purposes of this Policy, the following are considered relatives: spouse, partner, child, stepchild and dependents of the person, their spouse or partner.

•	Joint Arrangement: It is a business of which two or more parties have joint Control.

•	Related Parties: Based on the concepts of CPC 05 – Disclosure about Related Parties, are (a) the entities that Vale controls, have joint Control or Significant Influence, (b) the Key Management Personnel and their respective Close Family Members, (c) shareholders and their Close Family Members, or entities that have (i) full or joint control of Vale; or (ii) Significant Influence on Vale, which may occur through a direct link or notorious relationship, such as through the existence of Directors in common between Vale and the shareholder or company that is part of its group; (d) the entities that are post-employment benefit plans whose beneficiaries are the employees of Vale and its Related Parties, and (e) the entities, or any member of the group of which they are a part, that provide Key Management Personnel services of Vale.

•	Key Management Personnel: For the purposes of this Policy, the Directors, members of the Fiscal Council and the executives who report directly to the Company's Board of Directors, in addition to the non-statutory Executive Vice Presidents who report to the President.
•	Questionnaires: These are the forms named in item 12 and contained in Appendixes I and II of this Policy.

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•	Related Party Transaction: It is the transfer of resources, services or obligations between Vale and a Related Party, regardless of whether a price is charged in return.

Classification of Transactions

Exempt Transactions are:

I.	Transactions for the determination of fixed, variable, share-based compensation and other benefits provided to the Company's Key Management Personnel, as the case may be, subject to the prohibition on granting loans provided for in this Policy.

II.	Contributions and other forms of contribution made by Vale to post-employment benefit plan entities whose beneficiaries are Vale's employees.

III.	Transactions between Vale and its Subsidiaries, except in cases where there is participation in the capital stock of the Subsidiary by a shareholder who is a Related Party of Vale or a Close Member of the latter's Family.

IV.	Transactions between Subsidiaries, except in cases where there is participation in the capital stock of the Subsidiary by a shareholder who is a Related Party of Vale or a Close Member of the latter's Family.

V.	Transactions between Vale and its Associates or Joint Arrangement, except in cases where there is participation in the capital stock of the Associate or the Joint Arrangement by a shareholder who is a Related Party of Vale or a Close Member of Vale's Family.

VI.	Ordinary and recurring cash and treasury management operations, carried out within the range of the tariff tables disclosed by the contracted financial institutions and/or carried out through a competitive process, which can be evidenced.

VII.	Contracts with concessionaires related to the supply or distribution of electricity, natural gas or water, whose tariff is public and regulated.
VIII.	Transactions limited to the amount of up to R$ 50 million (fifty million reais), which involve, on the one hand, Vale or a controlled entity of Vale and, on the other hand, (a) a shareholder who is a Related Party of Vale or a Close Member of its Family, (b) a Subsidiary or Joint Arrangement of a shareholder who is a Related Party of Vale or a Close Member of its Family, or (c) a Subsidiary, Joint Arrangement or Associate of Vale, provided that this entity has in its corporate composition a shareholder who is a Related Party of Vale or a Close Member of its Family.

➢  Governance applicable to the transactions described in items (I) to (VIII) above: the Requester/Proponent Area must follow the regular approval process with third parties, and must comply with the relevant normative documents.

IX.	Treasury Operations: (a) Bid bonds, surety bonds, performance bonds, financial guarantees, letters of guarantee and commercial and financial letters of credit; (b) financial investments, investment funds and the like; (c) brokerage services; (d) custody services; (e) foreign exchange transactions, including advances on foreign exchange contracts and purchase and sale of currency abroad; (f) banking services, including but not limited to checking account administration, bank collection and credit cards; (g) contracting insurance; and (h) hedging operations in Brazil and abroad.

•	Governance applicable to the transaction described in item (IX) above: the Requester/Proponent Area must submit to the approval of two Executive Vice Presidents, jointly, via DEC, one of whom must necessarily be the Executive Vice President of Finance and Investor Relations.

X.	Execution or cancellation of a confidentiality agreement, memorandum of understanding or protocol of intent, provided that they do not directly or indirectly imply a binding commitment to carry out a transaction.

➢  Governance applicable to the transaction described in item (X) above: the Requester/Proponent Area must submit to the approval of the VP-1 of said area.

Unqualified are:

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XI.	Debt financial transactions, including but not limited to:
a)	Import financing;
b)	Export financing;
c)	Financing with international or multilateral development agencies or in Brazil;
d)	Direct bilateral or syndicated financial loan; and
e)	Leasing contracts.

Governance applicable to the transactions described in item (X) above: Executive Committee, as delegated by the Board of Directors to such collegiate body.

Qualified Transactions are:

•	The other transactions with Related Parties that do not fall under Exempt and Unqualified Transactions, whose decision-making competence is the Board of Directors.

5.	Relevant information for formalizing and evaluating Transactions with Related Parties

Regardless of their value, nature or classification, Transactions with Related Parties must be analyzed and formalized in accordance with this Policy, observing the formal aspects, requirements and/or factors that support the contracting process and, when applicable, the resolution proposals must explain: the reasons why the transaction has Commutative Conditions and/or provides for adequate compensation, whether it meets the Market Conditions, whether it involves reputational risk, the costs of image monitoring for the Company, given the nature of the Transaction with a Related Party, among others that may be established by the Executive Committee.

6.	Responsibilities

Board of Directors:

•	To approve this Policy and its amendments, at the proposal of the Executive Committee.

•	To resolve on Transactions with Related Parties, and may assign powers to the Executive Committee for this purpose, subject to the principles of this Policy.

•	Key Management Personnel:

•	At the time of taking office or entering into an employment relationship, as the case may be, complete and correctly fill out the Questionnaire for the Identification for Close Family Members and Controlled Entities of Key Management Personnel (Appendix I), under the terms of this Policy and any other regulations of Vale, sending them to the Corporate Governance Office or to the Executive Vice Presidency of People, as the case may be.

•	Update the Questionnaire for the Identification for Close Family Members and Controlled Entities of Key Management Personnel (Appendix I) and send it to the Corporate Governance Office or the Executive Vice Presidency General Counsel, as the case may be:

a)	Up to 15 days, counted from the occurrence of any updates or any changes in their respective Questionnaire;
b)	Within 15 days after the request of the Corporate Governance Office or the Executive Vice Presidency General Counsel.

Shareholders that are Related Parties of Vale:

•	Send the Identification Questionnaire of Related Parties of Shareholders that are Related Parties of Vale (Appendix II), including the List, duly completed, to Vale's Executive Vice President of Finance and Investor Relations:

a)	Within 30 days of the communication by the Executive Vice Presidency of Finance and Investor Relations on the annual assessment by the Audit and Risks Committee of its status as a shareholder considered a Related Party of Vale;
b)	Within 15 days of the occurrence of any updates or any changes in the information contained in their respective Questionnaire and/or List, spontaneously or upon request;

Audit and Risks Committee:

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•	At least, annually, evaluate the proposal of the Executive Vice Presidency of Finance and Investor Relations regarding the list of Vale's shareholders classified as Related Parties of the Company.
•	Advise the Board of Directors on all matters arising from this Policy, in accordance with its Internal Regulations.

•	Evaluate and monitor, together with Management and the Internal Audit area, the reasonableness and adequacy of the Transactions with Related Parties carried out by the Company and their respective evidence.

•	Evaluate, after approval by Vale's Executive Committee, whether the formal information gathered by the Requester/Proponent Area complies with the provisions of this Policy, and may also, depending on the nature of the Transaction submitted, request an additional statement by another Advisory Committee of the Board of Directors.

Executive Committee:

•	Resolve on the Transactions with Related Parties submitted to its evaluation.

•	Analyze and submit to the Board of Directors for deliberation the Transactions with Related Parties under the competence of this collegiate.

•	Evaluate and propose to the Board of Directors this Policy and any changes thereto.

•	Establish additional rules and guidelines so that the contracting process and proposals involving Transactions with Related Parties contain the information necessary for their approval by the competent authorities, as well as establish in a specific norm the rules for formalization and the model of the communication for Transactions with Related Parties, all in line with this POL-0017-G.

Executive Vice-Presidency of Finance and Investor Relations:

•	Submit to CARE's evaluation, the list of shareholders of Vale S.A. classified as Vale's Related Parties, in accordance with the definition contained in item 4 of this Policy and, alternatively, by the relevant Accounting Regulations.
•	Exclude from the list the shareholder classified as a Related Party of Vale S.A. who fully sells his shareholding position in Vale S.A. as of said sale of interest, without the need to review the procedure mentioned in the previous item.

•	Evaluate this Policy and any need for adjustment.

•	Monitor the execution of the training plan of this Policy, reporting its results to the Executive Committee and the Audit and Compliance Department, at least annually.

•	Support, when applicable, Vale's Proponent/Requesting Areas with regard to the identification and classification of the Related Party Transactions in question, as Exempt, Non-Qualified or Qualified Transactions, under the terms of this Policy.
•	Request shareholders that are classified as Vale's Related Parties, within 30 days from the annual assessment by the Audit and Risks Committee, to complete and sign the Questionnaire for the Identification of Related Parties of Shareholders that are Vale's Related Parties (Appendix II) and keep the Information Base updated with the feedback of shareholders.
•	Keep the Information Base updated, within 30 days from the date of receipt of all Lists and Questionnaires, which will be made available by the Corporate Governance Office, the Vice Presidency of People and the Executive Vice Presidency General Counsel, as the case may be, and make it available to the Audit and Compliance Department.

•	Share and disclose to the respective competent areas of Vale, the source of consultation to the list of Vale's Related Parties.

•	Carry out, in the case of Qualified Transactions, a prior evaluation of the information gathered by the Requester/Proponent Area, observing the provisions of item 5 of this Policy, for the evaluation of proposals for Transactions with Related Parties, as well as the rules in relevant normative documents.

•	Prepare a report with the summary of Exempt and Non-Qualified Transactions that have not been approved by the Board of Directors, which must be submitted quarterly to the Audit and Risks Committee and annually to the Board of Directors for information.

•	Disclose Transactions with Related Parties in accordance with applicable legislation and Novo Mercado regulations.

Executive Vice-Presidency General Counsel:

•	Provide guidance on the legal aspects applicable to the matters addressed in this Policy.

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•	Annually after the first investiture with the Company or the execution of an employment relationship, request the completion and signature of the Identification Questionnaire for Close Family Members and Subsidiaries of the members of the Executive Committee and the non-statutory Executive Vice Presidents who report to the CEO, respectively (Exhibit I).

•	To send to the Executive Vice-Presidency of Finance and Investor Relations, the Questionnaire for the Identification of Close Family Members and Controlled Entities of Key Management Personnel (Appendix I), within 5 days from the date of its receipt.

Executive Vice-Presidency of People:

•	At the time of the first investiture with the Company of the members of the Executive Committee, request the completion and signature of the Identification Questionnaire for Close Family Members and Subsidiaries of Key Management Personnel (Appendix I)
•	At the time of entering into the employment relationship of non-statutory Executive Vice Presidents who report directly to the President, request this public to complete and sign the Questionnaire for the Identification of Close Family Members and Controlled Entities of Key Management Personnel (Appendix I).
•	To forward the Questionnaires for the Identification of Close Family Members and Controlled Entities of Key Management Personnel (Appendix I) completed and signed above to the Executive Vice Presidency General Counsel for the measures established in this Policy.

Corporate Governance Office:

•	Evaluate this Policy and any need for adjustment.

•	Monitor the deadlines and needs for revision of this Policy, ensuring the timeliness of the processes and procedures between the Executive Committee, the competent Advisory Committees and the Board of Directors.

•	At the time of the first investiture with the Company or the execution of an employment relationship of a member of the Key Management Personnel, request this public, with the exception of members of the Executive Committee and non-statutory Executive Vice Presidents who report to the President, to complete and sign the Questionnaire for the Identification of Close Family Members and Controlled Entities of the Key Management Personnel (Appendix I), and make them available within 5 days from the date of receipt to the Executive Vice President of Finance and Investor Relations.

•	Annually after taking office with the Company or entering into an employment relationship, request the Key Management Personnel, except for the Executive Committee and the non-statutory Executive Vice Presidents who report to the CEO, to update the Questionnaires for the Identification for Close Family Members and Controlled Entities of Key Management Personnel (Appendix I).

•	Forward, at any time, the request for confirmation and updating of the data contained in the Questionnaires and/or the Lists under their responsibility.

Audit and Compliance Department:

•	Evaluate the effectiveness of training related to this Policy, as well as its compliance.

Requesting/Proponent Areas:

•	Comply with and observe the rules set forth in this Policy and other relevant regulations with regard to Transactions with Related Parties under their responsibility.

7.	Disclosure and Dissemination of the Policy

This Policy will be filed and published by the Executive Vice Presidency of Finance and Investor Relations, in Vale's official repositories in service to the internal and external public, as applicable.

The Controllership, Tax and Accounting Board shall develop training plans for the dissemination of this Policy.

8.	Policy Review Deadline
•	This Policy shall be reviewed periodically, at least one (1) time every five (5) years or on demand.

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9.	Consequence Management
•	Failure to comply with this Policy will be subject to the terms of the Misconduct Management Policy - POL-0041-G.
•	Misconduct or cases of suspected violation of this Policy must be reported to the Audit and Compliance Department through Vale's Whistleblowing Channel.

10.	Final Dispositions

•	In the event of any conflict between this Policy and Vale's Bylaws, the latter shall prevail and this Policy shall be amended to the extent necessary.

•	This Policy shall be effective on the date of its approval by the Board of Directors.

11.	Appendix
•	Appendix I – Questionnaires for the Identification of Close Family Members and Controlled Entities of Key Management Personnel
•	Appendix II – Questionnaire for the identification of Related Parties of Shareholders that are Related Parties of Vale.

12.	Approvals
Areas:	Description:
Controllership, Tax and Accounting Department.	Elaboration.
Corporate Governance Office.	Review/Recommendation.
Executive Vice President General Counsel. Audit and Compliance Department. Corporate Sustainability Department.	Review/Recommendation.
Audit and Risks Committee. Nomination and Governance Committee.	Review/Recommendation.
Executive Committee (DDE - /2025).	Approval / submission to the Board of Directors.
Board of Directors (DCA - /2025).	Approval.

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APPENDIX I

IDENTIFICATION QUESTIONNAIRE OF CLOSE FAMILY MEMBERS AND CONTROLLED ENTITIES OF KEY MANAGEMENT PERSONNEL

By this instrument, Mrs. [NAME], [NATIONALITY], [MARITAL STATUS], [PROFESSION], bearer of identity card No. [NUMBER] issued by [ISSUING AGENCY], registered in the Individual Taxpayer Registry of the Ministry of Economy (CPF) under No. [NUMBER], with business address at [FULL ADDRESS], hereinafter referred to simply as "Declarant", hereby declares that:

i)	holds the position of [POSITION]: (a) at Vale S.A., a publicly-held corporation, headquartered in the City of Rio de Janeiro, RJ, registered in the National Registry of Legal Entities of the Ministry of Economy (CNPJ) under No. 33.592.510/0001-54, hereinafter referred to simply as "Vale";
ii)	is aware that, under the terms of Vale's Bylaws, Transactions with Related Parties must be carried out under Commutative conditions, observing Market Conditions, and members with potentially conflicting interests must be excluded from participating in the decision-making process;
iii)	is aware that, in compliance with the Bylaws and in accordance with the legal and regulatory rules in force in Brazil, Vale adopts a Related Party Transactions Policy ("Policy"), the terms and definitions of which apply to this Questionnaire;
iv)	has read and fully understood the Policy, being in full agreement with the procedures and guidelines set forth therein, committing to faithfully comply with them in all its activities, throughout the term of its contract, mandate or professional relationship with Vale and its Subsidiaries;
v)	understands that, in accordance with the provisions of the Policy, you must inform Vale, within 15 days of receipt, of the information requested in this Questionnaire, and it is your responsibility to complete it completely and correctly, as well as to accurately identify the Close Members of your Family and their respective data, and the completion of this Questionnaire is a sufficient condition for the recognition that the Close Members of your Family have been informed about the completion of this Questionnaire Questionnaire;
vi)	understands that, as set forth in the Policy, it shall communicate to the Corporate Governance Office or the Executive Vice Presidency General Counsel, as the case may be, the information contained in this Questionnaire: (a) within 15 days from the occurrence of any updates or any changes and (b) within 15 days after the request of the Corporate Governance Office or the Executive Vice Presidency General Counsel, as the case may be.
vii)	understands that in considering each of the possible relationships mentioned in this Questionnaire, attention should be directed to the essence of the relationship and not merely to its legal form;
viii)	is aware and agrees that Vale will conduct consultations and research in public media sources and declared relationships about him/her and his/her Close Family Members, including, but not limited to, the company(ies) in which he/she or his/her Close Family Members hold interest, to meet the objectives set forth in the Policy; and
ix)	acknowledges that the completion of this Questionnaire does not remove its obligation to fully comply with the provisions of the Conflict of Interest Management Policy regarding situations involving potential Conflict of Interest, even if arising from relationships with people not previously informed through this Questionnaire or its updates.
x)	acknowledges that by forwarding this document without filling in any of the tables below, Vale will be interpreted as the lack of information to declare.

A)	Close Family Members

•                     Close members of a person's family are those family members who can be expected to exert influence or be influenced by a person in the business related to Vale and/or its Subsidiaries. For the purposes of this Policy, the following are considered: spouse, partner, child, stepchild and dependents of the person, their spouse or partner.

Please list in the following table all the Close Members of your Family, as below, regardless of whether they have business with Vale or Subsidiaries.

Table 1
Name of Close Family Member	CPF or Passport number	Country of domicile	Nature of the relationship

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B)	Full or Joint Control

Control is when an investor, regardless of the nature of its involvement with the entity (investee), is exposed to, or has rights to, variable returns arising from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Joint control is the contractually agreed sharing of business control, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing Control.

Please list in the table below all legal entities that you and/or Close Family Members have individual or joint control, direct or indirect, in Brazil or abroad, according to the definitions of "Control" and "Joint Control" set forth in this Appendix I:

Table 3
Name of the Controlled Legal Entity	CNPJ or Equivalent	Nature of Control	Controller Name (Insert your name or that of the Close Member of your Family who controls the Legal Entity in question)

If any of the legal entities listed in Table 3 have individual or joint control, direct or indirect, over another legal entity, please list below:

Table 4
Name of the Controlled Legal Entity	CNPJ or Equivalent	Name of the Controlling Legal Entity

Failure to fill in table 4 above implies confirmation that there are no legal entities controlled by the member of the Key Management Staff or by any Close Family Member.

Under penalty of violation of the terms of the Policy, the Declarant declares that the information presented by him/her in this Questionnaire fully and correctly represents all the data that is known to him/her and that there is no other relevant information to be communicated to Vale in relation to the matters addressed in the Policy.

Rio de Janeiro, [..] of [...] of 20 [...].

[NAME]

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APPENDIX II

IDENTIFICATION QUESTIONNAIRE OF

CLOSE FAMILY MEMBERS AND CONTROLLED

SHAREHOLDERS THAT ARE RELATED PARTIES TO VALE

Hereby, [NAME], headquartered at [HEADQUARTERS], registered in the National Registry of Legal Entities of the Ministry of Economy (CNPJ) under No. [NUMBER], headquartered at [LOCATION], hereinafter referred to simply as "Declarant", as a Reference Shareholder of Vale S.A. ("Vale"), hereby declares that:

i)	is aware that under the terms of the Company's Bylaws, Transactions with Related Parties must be carried out under Commutative Conditions, observing Market Conditions, and members with potentially conflicting interests must be excluded from participating in the decision-making process;
ii)	is aware that, in compliance with the Bylaws and in accordance with the legal and regulatory rules in force in Brazil, Vale adopts a Related Party Transactions Policy ("Policy"), the terms and definitions of which apply to this Questionnaire;
iii)	understands that, in accordance with the provisions of the Policy, it must inform Vale's Executive Vice President of Finance and Investor Relations: (a) Within 30 days of Vale's notification of the annual assessment by the Audit and Risks Committee of its status as a Shareholder considered a Related Party of Vale and (b) Within 15 days of the occurrence of any updates or any changes in the information contained in this Questionnaire, it is your responsibility to complete it completely and correctly, as well as to accurately identify its Related Parties and their respective data;
iv)	understands that, under the terms of the Policy, it must inform Vale of its Related Parties for the purpose of identifying any transactions between them and Vale or its Subsidiaries, and the completion of this Questionnaire is sufficient condition for the recognition that its Related Parties have been informed about the completion of this Questionnaire~~;~~
v)	understands that in considering each of the possible relationships mentioned in this Questionnaire, attention should be directed to the essence of the relationship and not merely to its legal form;
vi)	is aware and agrees that Vale will carry out consultations and research in public sources of media and declared relationships, in order to validate or complement information necessary for full compliance with the guidelines and procedures established in the Policy; and
vii)	acknowledges that the completion of this Questionnaire does not remove its obligation to fully comply with the provisions of the Conflict of Interest Management Policy regarding situations involving potential Conflict of Interest, even if arising from relationships with people not previously informed through this Questionnaire or its updates.
viii)	acknowledges that by forwarding this document without filling in any of the tables below, Vale will be interpreted as the lack of information to declare.

A)                     Close Family Members (SECTION APPLICABLE TO INDIVIDUALS, INCLUDING INDIVIDUALS WHO ARE DIRECT OR INDIRECT CONTROLLERS OF LEGAL ENTITIES THAT ARE SHAREHOLDERS CLASSIFIED AS A RELATED PARTY OF VALE).

•                     Close members of a person's family are those family members who can be expected to exert influence or be influenced by a person in those members' dealings with Vale. For the purposes of this Policy, the following are considered: spouse, partner, child, stepchild and dependents of the person, their spouse or partner.

Please list in the following table all the Close Members of your Family, as below, regardless of whether they have business with Vale or Subsidiaries.

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Table 1
Name of Close Family Member	CPF or Passport number	Country of domicile	Nature of the relationship

B)                      Full or Joint Control

Control is when an investor, regardless of the nature of its involvement with the entity (investee), is exposed to, or has rights to, variable returns arising from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Joint control is the contractually agreed sharing of business control, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing Control.

Please list in the table below all legal entities that are under your individual or joint control, direct or indirect, in Brazil or abroad, according to the definitions of "Control" and "Joint Control" set forth in this Appendix II:

Table 2
Name of the Controlled Legal Entity	CNPJ or Equivalent	Nature of Control	Controller Name (Insert your name or that of the Close Member of your Family who controls the Legal Entity in question)

If any of the legal entities listed in Table 2 have individual or joint control, direct or indirect, over another legal entity, please list it below:

Table 3
Name of the Controlled Legal Entity	CNPJ or Equivalent	Name of the Controlling Legal Entity

Under penalty of violation of the terms of the Policy, the Declarant declares that the information presented by him/her in this Questionnaire fully and correctly represents all the data that is known to him/her and that there is no other relevant information to be communicated to Vale in relation to the matters addressed in the Policy.

Rio de Janeiro, [..] of [...] of 20 [...].

[NAME]

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: June 27, 2025		Director of Investor Relations